

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Wajid Ali
Chief Financial Officer
Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, CA 95131

> **Re: Lumentum Holdings Inc.**
> **Form 10-K for the fiscal year ended June 27, 2020**
> **Filed on August 25, 2020**
> **Form 8-K filed on August 11, 2020**
> **File No. 1-36861**

Dear Mr. Ali:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing